August 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:   Benjamin Richie

Re:	Cue Health Inc.

Registration Statement on Form S-3, as amended

File No. 333-270592

Filed on August 1, 2023

Acceleration Request

Requested Date:         August 4, 2023

Requested Time:        4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cue Health Inc. hereby requests that its Registration Statement on Form S-3, as amended (File No. 333-270592) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as we or our counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Lianna C. Whittleton at (650) 849-3060.

Sincerely,

CUE HEALTH INC.

By:	/s/ Ayub Khattak
Ayub Khattak
President and Chief Executive Officer

cc:	Mark B. Baudler, Wilson Sonsini Goodrich & Rosati

Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati